Boston Capital

February 19, 2008

FILED BY EDGAR

Ms. Linda Van Doorn

Mr. Wilson K. Lee

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549
Re:	Boston Capital Tax Credit Fund V, L.P. Form 10-K for the year ended 3/31/2007 Filed on 7/16/2007 File No. 333-109898

Dear Ms. Van Doorn and Mr. Lee:

This letter sets forth the response of Boston Capital Tax Credit Fund V, L.P. (the "Company") to the comment contained in your letter dated February 7, 2008 relating to the Company's Form 10-K for the fiscal year ended March 31, 2007. For ease of reference, we have reproduced your comment in italics below.

Certifications

1. We note that your certifications were not filed in the exact form as outlined In Item 601(B)(31)(i) of Regulation S-K. Your discrepancy involves replacing the word "report" with "annual report" in paragraph two. Please confirm that in future filings, you will file certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

Response:

In future filings, the Company will file the certifications required by Rules 13a-14 and 15d-14 of the Securities Exchange Act of 1934 in the exact form as outlined in Item 601(b)(31)(i) of Regulation S-K.

Further, as requested in your letter, the Company acknowledges that:

    The Company is responsible for the adequacy and accuracy of the disclosures in the filings;
    Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
    The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Boston Capital Corporation One Boston Place Suite 2100 Boston, MA 02108 Phone:617-624-8990 Fax: 617-624-8999

If you require any further information concerning this matter, please contact me at (617) 624-8820 or our counsel, Richard M. Stein of Nixon Peabody LLP, at (617) 345-6193.

Very truly yours,

Boston Capital Tax Credit Fund V, L.P.

By: /S/ Marc N Teal_________

Marc N. Teal

Principal Financial Officer

cc:

Mr. Jeffrey Goldstein

Mr. Marc Teal

Renee Scruggs, CPA

Richard M. Stein, Esquire

Boston Capital Corporation One Boston Place Suite 2100 Boston, MA 02108 Phone:617-624-8990 Fax: 617-624-8999